UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sun Healthcare Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

866933401

(CUSIP Number)

Michael J. Foster
RFE Management Corp.
36 Grove Street
New Canaan, CT  06840
(203) 966-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Charles J. Downey III, Esq.
Finn Dixon & Herling LLP
177 Broad Street, 15th Floor
Stamford, CT 06901
(203) 325-5000

May 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RFE Investment Partners V, L.P. 06-1408380

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,758,583

	8.	SHARED VOTING POWER 358

	9.	SOLE DISPOSITIVE POWER 1,758,583

	10.	SHARED DISPOSITIVE POWER 358

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,758,941

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%

14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RFE VI SBIC, L.P. 06-1516774

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,769,324

	8.	SHARED VOTING POWER 358

	9.	SOLE DISPOSITIVE POWER 1,769,324

	10.	SHARED DISPOSITIVE POWER 358

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%

14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RFE Associates V, L.P. 06-1408390

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None.

	8.	SHARED VOTING POWER 1,758,941

	9.	SOLE DISPOSITIVE POWER None.

	10.	SHARED DISPOSITIVE POWER 1,758,941

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,758,941

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%

14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RFE Associates VI, SBIC LLC 06-1516773

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None.

	8.	SHARED VOTING POWER 1,769,682

	9.	SOLE DISPOSITIVE POWER None.

	10.	SHARED DISPOSITIVE POWER 1,769,682

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%

14.	TYPE OF REPORTING PERSON OO-LLC

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RFE Investment Partners VI, L.P. 06-1516771

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None.

	8.	SHARED VOTING POWER 1,769,682

	9.	SOLE DISPOSITIVE POWER None.

	10.	SHARED DISPOSITIVE POWER 1,769,682

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%

14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RFE Associates VI, LLC 06-1516769

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None.

	8.	SHARED VOTING POWER 1,769,682

	9.	SOLE DISPOSITIVE POWER None.

	10.	SHARED DISPOSITIVE POWER 1,769,682

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%

14.	TYPE OF REPORTING PERSON OO-LLC

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RFE Management Corp. 22-2465998

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None.

	8.	SHARED VOTING POWER 3,528,623

	9.	SOLE DISPOSITIVE POWER None.

	10.	SHARED DISPOSITIVE POWER 3,528,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,623

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%

14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Foster

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None.

	8.	SHARED VOTING POWER 3,528,623

	9.	SOLE DISPOSITIVE POWER None.

	10.	SHARED DISPOSITIVE POWER 3,528,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,623

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%

14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James A. Parsons

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None.

	8.	SHARED VOTING POWER 3,528,623

	9.	SOLE DISPOSITIVE POWER None.

	10.	SHARED DISPOSITIVE POWER 3,528,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,623

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%

14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 866933401

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard C. Landis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None.

	8.	SHARED VOTING POWER 3,528,623

	9.	SOLE DISPOSITIVE POWER None.

	10.	SHARED DISPOSITIVE POWER 3,528,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,623

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%

14.	TYPE OF REPORTING PERSON IN

Statement on Schedule 13D

This Amendment No. 3 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Sun Healthcare Group, Inc., a Delaware corporation (the “Company”).  This Amendment No. 3 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and amends and supplements the Schedule 13D originally filed by the Reporting Persons on December 13, 2005, as heretofore amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

ITEM  4.      PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented by the addition of the following:

See Item 6 for a description of (i) an amendment to certain Rule 10b5-1 Plans adopted by each of RFE Investment Partners V and RFE VI SBIC and (ii) an agreement to which each of RFE Investment Partners V and RFE VI SBIC is a party.

ITEM  5.      INTEREST IN SECURITIES OF THE ISSUER.

The first sentence of Items 5(a) and (b) is hereby amended and restated in its entirety as follows:

(a) and (b)   The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 42,897,822 shares of Common Stock outstanding, as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.  Amounts reported as being beneficially owned by the Reporting Persons include a portion of 1,432 restricted stock units held by Michael J. Foster on behalf of RFE Investment Partners V and a portion of 1,433 restricted stock units held by Michael J. Foster on behalf of RFE VI SBIC.  Such restricted stock units were granted on December 9, 2005 and vest in 25% installments on each of December 9, 2006, 2007, 2008 and 2009 (the 25% vested portion of each restricted stock unit, or 358 shares, is reflected in this Schedule 13D as being beneficially owned as of the date hereof).

Item 5(c) is hereby supplemented as follows:

(c)   During the sixty (60) days preceding May 9, 2007, the following transactions in the Common Stock have been effected by the Reporting Persons.

Date	Reporting Person	No. Shares	Price	Nature of Transaction
4/17/07	RFE Investment Partners V	25,000	$12.37	Sale by Broker under Rule 10b5-1 Plan
4/17/07	RFE VI SBIC	25,000	$12.37	Sale by Broker under Rule 10b5-1 Plan
4/19/07	RFE Investment Partners V	60,000	$12.3233	Sale by Broker under Rule 10b5-1 Plan
4/19/07	RFE VI SBIC	60,000	$12.3233	Sale by Broker under Rule 10b5-1 Plan
4/20/07	RFE Investment Partners V	63,750	$12.3056	Sale by Broker under Rule 10b5-1 Plan
4/20/07	RFE VI SBIC	63,750	$12.3056	Sale by Broker under Rule 10b5-1 Plan
4/25/07	RFE Investment Partners V	57,500	$12.2304	Sale by Broker under Rule 10b5-1 Plan
4/20/07	RFE VI SBIC	57,500	$12.2304	Sale by Broker under Rule 10b5-1 Plan
4/25/07	RFE Investment Partners V	256,250	$12.3176	Sale by Broker under Rule 10b5-1 Plan
4/25/07	RFE VI SBIC	256,250	$12.3176	Sale by Broker under Rule 10b5-1 Plan
4/25/07	RFE Investment Partners V	137,500	$12.6227	Sale by Broker under Rule 10b5-1 Plan
4/25/07	RFE VI SBIC	137,500	$12.6227	Sale by Broker under Rule 10b5-1 Plan

ITEM  6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Stockholders Agreement was entered into as of May 16, 2005 and amended on July 7, 2005 and on September 16, 2005 by the Company, RFE Investment Partners V, RFE VI SBIC (together with RFE Investment Partners V, the “RFE Entities”), DFW Capital Partners, L.P. (“DFW”), certain other stockholders of PMC, and James A. Parsons, acting as Stockholders’ Agent.  Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of May 16, 2005 and amended on July 7, 2005, by the Company, RFE Investment Partners V, RFE VI SBIC, DFW, certain other stockholders of PMC and James A. Parsons, acting as Stockholders’ Agent.  Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

The Escrow Agreement was entered into as of December 9, 2005 by the Company, James A. Parsons, acting as Stockholder Agent, and U.S. Trust Company of California, acting as Escrow Agent.  Certain terms of the Escrow Agreement are described in Item 3 above.

On May 9, 2007, the RFE Entities entered into an agreement pursuant to which:

•                  The RFE Entities agreed, subject to certain conditions, to (i) waive the exercise of its demand registration rights until November 9, 2007 and (ii) to permanently suspend the exercise of demand registration rights after the RFE Entities have sold an aggregate of 772,504 shares of Common Stock (in the case of RFE Investment Partners V) and 777,460 shares of Common Stock (in the case of RFE VI SBIC) after May 9, 2007.

•                  The RFE Entities agreed to effect transactions pursuant to the Rule 10b5-1 Plans described below, as amended by Amendment No. 2 thereto.

•                  The Company will agree (assuming that it executes such agreement) to release the RFE Entities and their transferees, successors and assigns from the Pro Rata Limit on all transfers of shares of Common Stock contained in the Registration Rights Agreement, effective upon the Company’s execution of the agreement.

The Company’s execution of the agreement is subject to Board of Directors approval,  However, the RFE Entities are bound by such agreement unless such Board of Directors approval is not obtained on or before May 17, 2007 or the agreement is not signed by the Company within 5 days after such board approval.  See Exhibit H attached to this Amendment No. 3.

On December 8, 2006, each of RFE Investment Partners V and RFE VI SBIC entered into a Rule 10b5-1 Plan (each, a “Rule 10b5-1 Plan”), in the form previously filed as Exhibit E to this Schedule 13D, relating to the proposed sale of shares of Common Stock by Jefferies & Company, Inc. (the “Broker”).  On May 9, 2007, the Rule 10b5-1 Plans were amended by Amendment No. 2 thereto to reflect that (i) the maximum number of shares proposed to be sold under each such Rule 10b5-1 Plan from and after the date of the amendment is 1,545,009 for RFE Investment Partners V and 1,554,920 for RFE VI SBIC and (ii) effective upon execution by the Company of the agreement attached as Exhibit H, the previously applicable Pro Rata Limit and restrictions on sales will be replaced by price and volume parameters specified in such amendment.  See Exhibit I attached to this Amendment No. 3.

The term of each Rule 10b5-1 Plan continues until the earliest of the earliest to occur of (i) the date on which the Broker is required to suspend or terminate sales under the Rule 10b5-1 Plan, (ii) the date on which the Broker receives notice of the dissolution of the selling stockholder, (iii) the date on which the Company or any other person publicly announces a tender or exchange offer with respect to the Common Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Company as a result of which the Common Stock is to be exchanged or converted into shares of another company, (iv) the date on which the Broker receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by the selling stockholder’s bankruptcy or insolvency, and (v) the date that the aggregate number of shares of Common Stock sold pursuant to the Rule 10b5-1 Plan after the date of the amendment reaches the maximum amounts described above, unless, in each case, earlier terminated in accordance with the terms thereof.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM  7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A                                               Agreement of Reporting Persons, dated December 9, 2005, among the Reporting Persons (previously filed).

Exhibit B                Power of Attorney (previously filed).

Exhibit C                                                 Stockholders Agreement, dated as of May 16, 2005, Amendment No. 1 to the Stockholders’ Agreement, dated as of July 7, 2005, and Amendment No. 2 to the Stockholders’ Agreement, dated as of September 16, 2005, each by and among the Company and the stockholders named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

Exhibit D                                                Registration Rights Agreement, dated as of May 16, 2005 and Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2005, each by and among the Company and the stockholders named therein (filed as Appendix D to the Company’s

Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

Exhibit E                                                  Form of Rule 10b5-1 Plan between each of RFE Investment Partners V and RFE VI SBIC and Jefferies & Company, Inc. (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request) (previously filed).

Exhibit F                                                  Forms of amendment to each Rule 10b5-1 Plan (previously filed).

Exhibit G                                                 Agreement, dated as of January 17, 2007, by and between the Company, DFW Capital Partners, L.P., Steelhead Investments Ltd. and, for purposes of Sections 3 and 4 of the Agreement only, RFE Investment Partners V and RFE VI SBIC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 15, 2007 and incorporated herein by reference).

Exhibit H                                                Agreement dated as of May 9, 2007, by and between the Company (assuming execution by the Company) and RFE Investment Partners V and RFE VI SBIC.

Exhibit I                                                     Forms of Amendment No. 2 to each Rule 10b5-1 Plan (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2007

Entities:

RFE Investment Partners V, L.P.
RFE VI SBIC, L.P.
RFE Associates V, L.P.
RFE Associates VI SBIC, LLC
RFE Investment Partners VI, L.P.
RFE Associates VI, LLC
RFE Management Corp.

By:	/s/ James A. Parsons
James A. Parsons, as General Partner or
Managing Member or as Attorney-in-fact for the
above-listed entities

Individuals:

Michael J. Foster
James A. Parsons
Howard C. Landis

By:	/s/ James A. Parsons
James A. Parsons,
Individually and as Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

Page
EXHIBIT A	Agreement of Reporting Persons, dated December 13, 2005, among the Reporting Persons (previously filed).
EXHIBIT B	Power of Attorney (previously filed).
EXHIBIT C

Stockholders Agreement, dated as of May 16, 2005, Amendment No. 1 to the Stockholders’ Agreement, dated as of July 7, 2005, and Amendment No. 2 to the Stockholders’ Agreement, dated as of September 16, 2005, each by and among the Company and the stockholders named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

EXHIBIT D

Registration Rights Agreement, dated as of May 16, 2005 and Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2005, each by and among the Company and the stockholders named therein (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference)

EXHIBIT E

Form of Rule 10b5-1 Plan between each of RFE Investment Partners V and RFE VI SBIC and Jefferies & Company, Inc. (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request). (Previously filed).

Exhibit F	Forms of amendment to each Rule 10b5-1 Plan (previously filed).
Exhibit G

Agreement, dated as of January 17, 2007, by and between the Company, DFW Capital Partners, L.P., Steelhead Investments Ltd. and, for purposes of Sections 3 and 4 of the Agreement only, RFE Investment Partners V and RFE VI SBIC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 15, 2007 and incorporated herein by reference).

Exhibit H	Agreement dated as of May 9, 2007, by and between the Company (assuming execution by the Company) and RFE Investment Partners V and RFE VI SBIC.
Exhibit I	Forms of Amendment No. 2 to each Rule 10b5-1 Plan (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request).

Exhibit H

Form of Agreement with the Company

This Agreement is dated as of May 9, 2007 (the “Agreement”) by and among Sun Healthcare Group, Inc. (“Sun”), RFE Investment Partners V, L.P. and RFE VI SBIC, L.P. (collectively, “RFE”).

WHEREAS, Sun, RFE and others are parties to that certain Registration Rights Agreement, dated as of May 16, 2005, as amended as of July 7, 2005 and as of January 17, 2007 (as amended, and as amended hereby, the “Registration Rights Agreement”) which, among other things, restricts the transfer of shares of the common stock of Sun acquired by RFE in connection with Sun’s acquisition of Peak Medical Corporation (“Peak”), and provides certain demand and piggyback registration rights to RFE.  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Registration Rights Agreement.

WHEREAS, the parties wish to provide that (i) RFE will agree not to exercise any demand registration rights for a period of time, (ii) such demand registration rights shall be suspended after RFE sells a certain number of shares of Sun common stock and (iii) the volume limitations in the Registration Rights Agreement which currently apply to RFE shall terminate and be of no further force and effect.

NOW, THEREFORE, in consideration of the foregoing and the premises and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

Article I.   Waiver of Certain Registration Rights; Termination of Volume Restrictions.  Each of Sun and RFE hereby agrees as follows:

(a)           RFE agrees that, so long as Sun continues to comply with its obligations under the Registration Rights Agreement with respect to the Shelf Registration Statement:

(i)            for a period commencing on the date hereof and expiring on November 9, 2007, RFE shall not exercise any demand registration rights under Section 7 of the Registration Rights Agreement;

(ii)           as soon as, taking into account only those sales effected after the date hereof, RFE Investment Partners V, L.P. (“RFE V”) or any Affiliate or distributee to whom RFE V has transferred shares of Restricted Parent Common Stock has sold 772,504 shares of Restricted Parent Common Stock (as adjusted for stock splits, reverse splits, stock dividends and the like), its demand registration rights under Section 7 of the Registration Rights Statement shall be suspended and RFE V (or any such Affiliate or distributee) shall not have the right to exercise such demand rights; and

(iii)          as soon as, taking into account only those sales effected after the date hereof, RFE VI SBIC, L.P. (“RFE VI”) or any Affiliate or distributee to whom RFE VI has transferred shares of Restricted Parent Common Stock has sold 777,460 shares of Restricted Parent Common Stock (as adjusted for stock splits, reverse splits, stock dividends and the like), its demand registration rights under Section 7 of the Registration Rights Agreement shall be suspended and RFE VI (or any such Affiliate or distributee) shall not have the right to exercise such demand rights.

(b)           The provisions of Section 3 of the Registration Rights Agreement shall automatically terminate and be of no further force and effect and shall henceforth cease to restrict “Transfers” of shares of Restricted Parent Common Stock by RFE and its transferees, successors and assigns.  Notwithstanding the foregoing, the provisions of the third sentence of Section 3(a)(iii) of the Registration Rights Agreement, and all definitions relevant to such Section 3(a)(iii) and/or to Section 2(b)(i) thereof, shall remain in effect in accordance with their respective terms.

(c)           On or about the date hereof, each of RFE V and RFE VI is entering into an Amendment No. 2 to its respective Rule 10b5-1 Sales Plan, in the form previously provided to Sun (as so amended, each, a “Rule 10b5-1 Plan”).  Each of RFE V and RFE VI hereby covenants and agrees that any sales effected by it of the shares of Restricted Parent Common Stock which are subject to either such Rule 10b5-1 Plan shall be made in a manner consistent with the requirements of such Rule 10b5-1 Plan (as such Rule 10b5-1 Plans may be amended from time to time with Sun’s consent in its reasonable judgment).

(d)           Upon request from time to time in connection with sales pursuant to the Rule 10b5-1 Plans, Sun shall promptly remove, or shall cause its transfer agent to remove, the legend required by Section 2(b)(i) of the Registration Rights Agreement from those shares of Restricted Parent Common Stock being sold at such time by RFE (it being understood that the restrictive legend in such Section 2(b)(i) shall be deemed to refer to the Registration Rights Agreement, as amended hereby (including, in particular, the covenants of RFE in Section 1(c)).

Article II.   Miscellaneous.

(a)           This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(b)           This Agreement, together with the Registration Rights Agreement, (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; and (ii) except as otherwise provided herein, is not intended to confer upon any other person any rights or remedies hereunder.  Except as modified or waived hereby, the Registration Rights Agreement shall remain in full force and effect in accordance with its terms.

(c)           This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(d)           The provisions of this Agreement may be amended upon the written agreement of the parties hereto.  Any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any provision or condition of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in writing.

(e)           This agreement is binding upon RFE as of the date hereof, but shall terminate and be of no further force and effect as to either party unless approved by Sun’s board of directors on or before May 17, 2007 and executed on behalf of Sun within 5 days thereafter.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first above written.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first above written.

SUN HEALTHCARE GROUP, INC.

By:
Name:
Title:

RFE INVESTMENT PARTNERS V, L.P.

By:	RFE Associates V, L.P.,
its General Partner

By:	/s/ Michael J. Foster
Name:	Michael J. Foster
Title:	General Partner

RFE VI SBIC, L.P.

By:	RFE Associates VI, SBIC L.L.C.,
its General Partner

By:	RFE Investment Partners VI L.P.,
its Sole Member

By:	RFE Associates VI, L.L.C.,
its General Partner

By:	/s/ Michael J. Foster
Name:	Michael J. Foster
Title:	Managing Member

Exhibit I

Forms of Amendment to Rule 10b5-1 Plan

Amendment No. 2 to Rule 10b5-1 Sales Plan

This Amendment No. 2 (this “Amendment”), dated as of May 9, 2007, to the Rule 10b5-1 Sales Plan dated December 8, 2006 (the “Plan”) between RFE VI SBIC, L.P. (“Seller”) and Jefferies & Company, Inc. (“Broker”), acting as agent for Seller.

A.            The Plan was entered into between Seller and Broker for the purpose of establishing a trading plan with respect to the Common Stock of Sun Healthcare Group, Inc. (the “Issuer”) that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B.            Seller wishes to modify the instructions contained in Exhibit A to the Plan.  In order to effect the foregoing, the parties wish to amend and restate Exhibit A to the Plan in its entirety as attached hereto.

The parties hereto confirm and agree that, effective immediately:

1.             The Total Sale Amount under the Plan shall be amended to refer solely to shares of Stock sold pursuant to the Plan from and after the date hereof.  For these purposes, the Total Sale Amount of shares of Stock to be sold from and after the date hereof under the Plan is 1,554,920 shares of Stock (as adjusted for splits, reverse splits, stock dividends and the like).

2.             Exhibit A to the Plan is hereby amended and restated to read in its entirety as attached hereto.

Except as amended hereby, the Plan shall remain in full force and effect in accordance with its terms.  This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

IN WITNESS WHEREOF, the undersigned have signed this Amendment No. 2 to the Sales Plan as of the date first written above.

RFE VI SBIC, L.P.		JEFFERIES & COMPANY, INC.

By:	RFE Associates VI SBIC, L.L.C.,	By:	/s/ Charles Barber
its General Partner

By:	RFE Investment Partners VI, L.P.,	Print Name:	Charles Barber
its Sole Member

By:	RFE Associates VI, L.L.C., its	Title:	Managing Director
General Partner

By:	/s/ Michael J. Foster
Name:Michael J. Foster
Title:Managing Member

Amendment No. 2 to Rule 10b5-1 Sales Plan

This Amendment No. 2 (this “Amendment”), dated as of May 9, 2007, to the Rule 10b5-1 Sales Plan dated December 8, 2006 (the “Plan”) between RFE INVESTMENT PARTNERS V, L.P. (“Seller”) and Jefferies & Company, Inc. (“Broker”), acting as agent for Seller.

A.            The Plan was entered into between Seller and Broker for the purpose of establishing a trading plan with respect to the Common Stock of Sun Healthcare Group, Inc. (the “Issuer”) that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B.            Seller wishes to modify the instructions contained in Exhibit A to the Plan.  In order to effect the foregoing, the parties wish to amend and restate Exhibit A to the Plan in its entirety as attached hereto.

The parties hereto confirm and agree that, effective immediately:

1.             The Total Sale Amount under the Plan shall be amended to refer solely to shares of Stock sold pursuant to the Plan from and after the date hereof.  For these purposes, the Total Sale Amount of shares of Stock to be sold from and after the date hereof under the Plan is 1,545,009 shares of Stock (as adjusted for splits, reverse splits, stock dividends and the like).

2.             Exhibit A to the Plan is hereby amended and restated to read in its entirety as attached hereto.

Except as amended hereby, the Plan shall remain in full force and effect in accordance with its terms.  This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

IN WITNESS WHEREOF, the undersigned have signed this Amendment No. 2 to the Sales Plan as of the date first written above.

RFE INVESTMENT PARTNERS V, L.P.		JEFFERIES & COMPANY, INC.

By:	RFE Associates V, L.P., its	By:	/s/ Charles Barber
General Partner

By:	/s/ Michael J. Foster	Print Name:	Charles Barber
Name:Michael J. Foster
Title:Managing Member
		Title:	Managing Director